UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043124

DC
No Act
P.E. 1-3-07

January 17, 2007

Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2007

Re: State Street Corporation
Incoming letter dated January 3, 2007

Dear Mr. Jorstad:

This is in response to your letter dated January 3, 2007, which we received on January 10, 2007, concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. On January 5, 2007, we issued our response expressing our informal view that State Street could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: David C. Phelan
Executive Vice President and General Counsel
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111

PROCESSED
FEB 0 6 2007 E
THOMSON
FINANCIAL

93751

Wednesday, January 03, 2007

BY U.S. MAIL AND VIA EDGAR

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: State Street Corporation's Request for a No-Action "Ruling"

Ladies and Gentlemen:

By letter dated November 22, 2006, State Street Corporation sought a "no-action ruling" from the Staff, pertaining to a Rule 14a-8 proposal that I submitted for inclusion in the Corporation's proxy materials for the 2007 Annual Meeting. Below, please find my response to the Corporation's letter; I would be happy to provide additional information to the Staff, if and as requested. At the outset, it should be noted that I recycled this idea from a floor proposal that was first advanced at the registrant's 2000 annual meeting; contrary to the registrant's characterization, it is not advanced to redress a personal grievance.[1]

The Company does not lack the power and authority to implement the Proposal if adopted, and exclusion under Rule 14a-8(i)(6) is not warranted.

If adopted by the shareholders, the Proposal would amend the Corporation's By-laws, to set forth certain requirements for the office of Chairman of the Board of Directors. Taking each requirement in turn, it quickly becomes clear that the Corporation has the power and authority to implement each requirement. Moreover, since corporate bylaws in Massachusetts are read in accordance with contract law (see *ER Holdings, Inc. v. Norton Company, et al.*, 735 F. Supp. 1094), all By-law provisions are to be read together as a harmonious whole, where possible (including the proposed amendment), and the doctrines of good faith and fair dealing are read into the contractual provisions of corporate bylaws.

1. Separating the roles of Chairman and CEO is within the power and authority of the Company to accomplish. The first sentence of the proposed by-law amendment reads: "The Chairman shall not be the chief executive officer of the Corporation." Tellingly, the Corporation does not – and cannot – argue to the Staff that it is beyond the power

[1] Please see: http://www.shareholdersonline.org/pdf/2000proposalchairmansplit.pdf.

of the Board of Directors to: (a) identify, from the corporate records, who the CEO of the Company is at any given time, and (b) designate another Board member (who is not also the CEO) as the Chairman of the Board. Nor can the registrant argue that such a separation of roles is beyond the registrant's power, since precisely such a separation of roles occurred in 2000.

2. Ascertaining whether the Chairman is present at a meeting is within the power and authority of the Company to accomplish. The second sentence of the proposed by-law amendment reads: "When present, the Chairman shall preside at all stockholders' meetings and at all meetings of the Board of Directors." Again, the Corporation does not – and cannot – argue to the Staff that it is beyond the Company's power to ascertain whether or not the Chairman is present at a given stockholders' meeting or Board meeting. If the condition of the second sentence is met (i.e., the Chairman is present at a particular meeting), then she presides. If not, then the opportunity to cure presented by the third sentence controls.

3. Selecting an alternate presiding director from among the non-employee directors, as called for by the third sentence, is within the power of the Company to effect. On page 9 of the Corporation's most recent DEF14A, under the heading of *Compensation of Directors*, the Corporation discloses: "Directors who are also employees of State Street or the Bank do not receive any compensation for serving as directors or as members of committees. The compensation for the non-management directors of State Street is reviewed annually by the Executive Compensation Committee of the Board, which makes recommendations to the Board for approval. For the period April 2005 through March 2006, directors who are not employees of State Street or the Bank received the following compensation: [...] For this period, one outside director elected to receive his annual retainer in cash, and all other outside directors elected to receive their annual retainers in shares of common stock." Here, the Corporation has disclosed and admitted that it has a means for ascertaining which of its directors are also employees, and which are not. In the event of the absence of the Chairman from a given meeting, a temporary presiding officer can be chosen from among the directors who "are not employees of State Street or the Bank," using the list of non-employee directors admittedly maintained by the Corporation for compensation purposes.

4. Maintaining a non-employee Chairman, as called for by the fourth sentence of the proposed by-law amendment, is within the power of the Company to effect, even during an unforeseen emergency. Section 3.03 of Chapter 156D of the Massachusetts General Laws is entitled "Emergency Powers." This section confers upon the directors a number of powers, including the power to "modify lines of succession to accommodate the incapacity of any director, officer, employee, or agent," and contemplates the enactment of emergency bylaws that can cover any conceivable contingency. This statutory provision allows that: "those directors present may reduce the quorum requirement and/or treat one or more officers of the corporation present at such a meeting as directors for the meeting, in order of rank and within the same rank in order of seniority, as necessary to achieve a quorum." By Board resolution, for example, the Directors could designate the senior-most non-employee Director present at any given meeting as the temporary Chairman, in the event of the sudden

death or resignation of the Chairman. This would keep the Company in continuous compliance, until a permanent Chairman could be selected at a Board meeting called for the purpose. Section 3.03 also indemnifies corporate actors for actions taken pursuant to its grant of authority: "Corporate action taken in good faith during an emergency under this section to further the ordinary business affairs of the corporation: [...] may not be used to impose liability on a corporate director, officer, employee, or agent." Besides this statutory grant of authority, the most recent corporate By-laws, filed as Exhibit 3.2 to the Corporation's 8-K dated October 20, 2006, says that: "Vacancies in any office may be filled by or as authorized by the Board of Directors." (See Article III, Section 7, "Vacancies.")[2] By the terms of the most recent corporate By-laws, the Directors already have the power to pre-authorize filling any unexpected vacancy in the office of Chairman, in a manner that complies with the Proposal's requirements. Here, the Corporation is dressing up lack of willpower as lack of authority. The Company's Board has all the power and authority necessary to comply with the Proposal's provisions – said power being conferred by both the enabling statute, and by the Corporation's own most recent set of By-laws.

5. The By-laws of the Corporation provide all the necessary powers to ensure that a meeting can be postponed until a non-employee Director can preside, as required by the fifth sentence of the proposed by-law amendment. At Article I, Section 8 of the Corporation's latest By-laws, either the Chairman or the Board may act to postpone or adjourn a meeting of stockholders. These powers are plenary. Similarly, Article II, Section 7 of the Corporation's latest By-laws allows even a single director to adjourn a Board meeting, in the absence of a quorum. Notably, all but one of State Street's present directors are non-employee directors. The Company cannot read all the statutory powers and By-law powers to fabricate a situation in which it would be impossible to meet the proposed provision. As the *ER Holdings* court clearly set forth, equitable principles come into play; if a situation were to arise that would genuinely preclude the Corporation from complying with the proposed By-law provision, that scenario would undoubtedly rise to the level of permitting the Company to invoke its emergency powers, which explicitly include changing lines of succession and modifying requirements for office-holding. (See above.)

6. The Corporation admittedly maintains a list of directors who are also employees. It is not onerous to require that this list be maintained for a three-year look-back period, nor is it outside the Company's power to effect. By simply referencing the payroll records for three years preceding, the Corporation has the power and authority to comply with the final sentence of the proposed by-law amendment. On page 5 of its latest DEF14A, the Company describes a similar three-year look-back period for determining director independence; here, all that would be required would be reference to payroll records, which is less onerous than the process described in the Company's proxy materials.

---

[2] Please see: http://www.sec.gov/Archives/edgar/data/93751/000110465906067764/a06-22224_1ex3d2.htm.

A. It is unnecessary to provide an additional opportunity or mechanism to cure a violation of the standard, as these powers already exist pursuant to state law and State Street's own By-laws.

As set forth above, both the Corporation's latest By-laws and the enabling statute in Massachusetts provide all the powers necessary for the Board of Directors to remain in continuous compliance with the proposed by-law amendment.

Rule 14a-8(j)(2)(iii) calls upon the registrant to supply state law to back up its position, and Rule 14a-8(g) provides that the burden of proof rests with the registrant. Here, the Corporation has altogether sidestepped the powers conferred upon the Board of Directors under the enabling state statute, and has further ignored the related powers and provisions of its own by-laws, promulgated pursuant to that enabling state statute.

As the *ER Holdings* court clearly held, all related provisions of a Massachusetts corporation's governing documents – read together with the enabling statute – will be weighed, along with principles of equity, common law, and common sense, to afford a rational outcome in any given scenario. Here, by availing themselves of all statutory and intra-corporate powers (read harmoniously, in accordance with the *ER Holdings* ruling), the Directors have at their disposal all the necessary powers and mechanisms to prevent and/or cure a violation.

By its terms, the Proposal provides for an opportunity to cure every possible violation: if the Chairman is absent, any other non-employee director may preside at a meeting. Read harmoniously with the already-existing power of the Board to fill vacancies in offices (including the office of Chairman), any unexpected vacancy in that office may be immediately filled. Read harmoniously with the plenary powers of adjournment, no meeting would take place that violates the terms of the proposed amendment.

Here, the Proposal is akin to *Merck & Co., Inc.* (December 29, 2004) and *The Walt Disney Co.* (November 24, 2004), in that it provides – both internally, and by a harmonious reference to the enabling statute and governing documents – ample opportunities and mechanisms to prevent and/or cure potential violations of its terms. The registrant instead invites the Staff to reward a willful attempt to ignore the harmonious manner in which the proposed by-law amendment would operate within the already existing corporate governance framework in place.

Here, the Proposal is distinguishable from proposals attempting to impose "independence" requirements. The Company has the absolute power to refrain from hiring the Chairman as an employee, at least until a successor shall have been chosen. Unlike proposals attempting to impose broader independence requirements, no autonomous action by the Chairman could cause him or her to violate the terms of the proposal. In short, without the extension of an offer of employment to the Chairman from the Corporation, he or she would remain a "non-employee director," and compliant with the proposed by-law's requirement. Compare this with the many autonomous actions that a director could take to run afoul of broader "independence" requirements (e.g., taking a job with a significant vendor or service provider to the Corporation).

B. The Company fails to offer the Massachusetts state law definition of what constitutes an employee.

In its own proxy materials, the Company categorically states of certain of its directors: "None of these individuals is or has been an officer or employee of State Street or the Bank." The

Company also refers to directors "who are also employees," signifying that the Company expects its shareholders to grasp the definition of what constitutes an employee.

The proponent of a Rule 14a-8 proposal should not be held to a higher definitional standard than a registrant. Moreover, where the registrant bears the burden of proof – Rule 14a-8(g) – and where a state law definition of what constitutes an employee exists (as it does in Massachusetts), the registrant should at least offer the state case law for the Staff to review.

In short, applying the principles of *ER Holdings*, and applying the state case law on what constitutes an "employee," a Federal court in Boston could easily clarify and resolve any genuine issues that may arise from the shareholders' adoption of the proposed By-law amendment. Here, the registrant has sought to fabricate a definitional issue – notably, one that the Company itself does not address in its own proxy materials.

The Proposal is designed for the benefit of the body of shareholders at large, and is not related to a personal grievance.

In *State Street Corporation* (March 2, 2000), the Staff rejected the registrant's position that my attempts to influence the corporate governance controls at the company related to a personal grievance. I urge the Staff to do so again now.

Indeed, twice in the past three years, the shareholders of the Corporation have cast majority yes-no votes in favor of proposals I have sponsored. In 2004, a proposal I sponsored to reinstitute annual elections for all directors, to de-stagger the Board, and to reinstitute the shareholders' removal powers passed by a simple majority of shares cast; later that year, the Board implemented most of that proposal's provisions. At this year's annual meeting, my proposal to redeem the poison pill passed by an outright majority of all shares outstanding, prompting the Board to take the recommended action in October. Neither majority proposal conferred a special or peculiar benefit upon me. Neither does the Proposal I'm advancing now.

Since the 2000 Annual Meeting, I have sponsored or co-sponsored measures that I genuinely believe to be in the best interests of the Corporation's shareholders. These measures have not been designed to attain any special personal benefit. I have advanced them after carefully studying trends in corporate governance, reading widely, and looking at similar measures at other companies.

Along the way, I have been astonished by the lengths to which the registrant and certain of its agents will go to squelch dissent, and to undermine the spirit of the Rule 14a-8 process.[3]

In 2006, I was sitting quietly in my chair when the Chairman ejected me, under threat of false arrest. In its misleading position statement, the registrant says that I was being "disruptive," but offers no explanation of what behavior it (or the Chairman) deemed to be so. The burden of proof falls upon the registrant, and conclusive statements – absent proof – do not rise to the burden imposed by Exchange Act Rule 14a-8(g). I offer that I proactively shook hands and exchanged friendly words with the Directors and the Chairman before the meeting, couched my remarks in polite terms, addressed the Chairman and those assembled with courtesy, and offered

[3] As the Staff is no doubt aware, the registrant videotaped the 2000 Annual Meeting, at which numerous violations of state and federal law were memorialized on tape. Tellingly, the registrant refuses to turn this tape over. I was neither permitted to speak in favor of my proposal, nor to entertain questions concerning it – see Rule 14a-8(h).

no resistance when faced with the prospect of false arrest. State Street cannot – and does not – argue otherwise.

Tellingly, the registrant references a charge of "criminal trespass (which remains pending)" against my partner, yet the registrant's representatives failed to show up at the scheduled trial date of December 8th. I showed up to give testimony as a witness for the defendant, traveling to Boston from out of state to do so. The court in that criminal matter has now set the trial down for March 1, 2007, with *no further continuances to be granted*, regardless of the level of preparedness (or lack thereof) of the "complaining witness" – State Street.

Also tellingly, the registrant attempted to extract and wring unlawful concessions out of me, in return for agreeing to drop charges against my partner. See the registrant's Exhibit A. First the registrant sought blanket confidentiality, to keep its arm-wringing secret. Then, the registrant sought to force me to sell my shares, including ERISA-protected holdings.

If anyone has a personal grievance, I believe it is Mr. Logue. He was visibly and uncontrollably angry when my partner asked a question about the business relationship between his brother and one of State Street Corporation's Directors, who sits on both the nominating and executive compensation committees. Mr. Logue's anger spilled over and encompassed me, when my partner attempted to ask a question about my Rule 14a-8 proposal.

The *ER Holdings* case says that: "one of the most sacred rights of any shareholder is to participate in corporate democracy. *See Albert E. Touchet v. Touchet*, 264 Mass. 499, 509, 163 N.E. 184 (1928) (quoting approvingly *Camden & Atlantic Railroad v. Elkins*, 10 Stew. (N.J.) 273, 276, which held that 'the right . . . to vote at [elections of the directors] is a right that is inherent in the ownership of stock . . . [and] cannot be deprived . . . upon the allegation that he proposes to use his legal rights for purposes which others may think to be detrimental to the interests of the corporation.'); *Blasius v. Indus., Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988) (recognizing that, because the legitimacy of democratic corporate governance relies on the integrity of shareholder franchise, corporate law only creates agents for shareholders, not 'Platonic masters.')."

When the Massachusetts Legislature enacted Chapter 156D in 2004, it included Section 1.50, "Interpretation of Act," which reads: "In interpreting this chapter, in the absence of controlling Massachusetts precedent on any matter, consideration shall be given to the following: Inasmuch as predictability is important in the conduct of the affairs of Massachusetts corporations and in their relations with corporations organized under the laws of other jurisdictions, significant weight shall be given to the interpretations of courts of other jurisdictions of substantially equivalent provisions of the corporate laws of such other jurisdictions."

ER Holdings – decided by the Federal Court in Boston – applied instructive interpretations from other jurisdictions to Massachusetts' own principles of corporate law. Here, State Street is attempting to dress up the wrongdoing of its current Chairman, Mr. Logue, as constituting a personal grievance on the part of the proponent. Mr. Logue interfered with the proponent's ability to vote his shares (my ballot went unrecorded as a result of Mr. Logue's precipitous decision to unlawfully bar me from the meeting, and I was unable to advance my two floor proposals).

It takes no small degree of bravado to attempt to portray the wrongdoing on the registrant's part as a personal grievance on the part of the proponent.

The current Proposal recycles an idea that was advanced via a floor proposal in 2000 (long before Mr. Logue was Chairman), just as this past year's poison pill proposal recycled an idea that was advanced at an earlier meeting of the registrant. While the outrageous conduct of the Chairman at the 2006 annual meeting provides new, additional reasons for shareholders to consider its passage, reference to that outrageous conduct does not render the Proposal itself a redress of a personal grievance. Nor is it misleading to inform other shareholders about the events that transpired at that meeting – on the explicit orders of the current Chairman/CEO – so that they may consider those new events in deciding how to vote on the proposal at hand, now that the idea of splitting the role of Chairman and CEO has been recycled.

I bear no "personal animus" toward Mr. Logue, but I do believe – quite sincerely – that he overreacted at the 2006 Annual Meeting, and that his conduct is relevant to the consideration of the recycled idea to split the role of Chairman and CEO. I believe that it is in the best long-term interests of the shareholders for the role of Chairman and CEO to be permanently split up, to clarify lines of reporting between the directors and officers. I believe that this idea is a systemic benefit for the shareholders, regardless of who occupies each separate office.

The Proposal is not materially false or misleading, and the registrant fails to cite specific examples to meet its burden of proof. Opinions are carefully couched as such, in accordance with the Staff's interpretive guidance.

Once again, the registrant makes broad and conclusive statements, but does not offer evidence or proof that meets the burden of Rule 14a-8(g).

The term "non-employee director" is not false or misleading. Rather, the registrant has sought to create a definitional ambiguity – while inviting the Staff to ignore that the registrant itself makes the "employee" versus "non-employee" distinction in its own materials when referencing directors.

The reference to the six-year old tape is relevant, because it records the registrant's stated opposition to splitting the two roles, just before the two roles were split in 2000. Evidence that would serve to demonstrate to shareholders that the directors have vacillated on the issue is certainly relevant, and is not misleading when referenced in the supporting statement. Tellingly, the registrant does not dispute my characterization of what is shown on the videotape, as it relates to the subject of splitting the two roles.

Where I have expressed an opinion about the propriety of the registrant's conduct, or that of corporate actors, I have carefully couched it as such, in accordance with the Staff's interpretive guidance. That certain of that conduct may be controversial does not automatically render it beyond mention in a supporting statement.

As in 2000, I will gladly recast any portion of the supporting statement in accordance with the Staff's guidance. However, it should be noted that – after raising similar arguments in 2000 – State Street abandoned the relief offered by the Staff, foregoing having me recast certain statements more clearly as my opinion.

In closing, I would like to reserve the right to respond to any further materials that the registrant provides. I would also like to thank the Staff for its time and assistance.

Respectfully yours,

Patrick A. Jorstad

cc: Mr. David C. Phelan – General Counsel, State Street Corporation (by e-mail)

bcc: [redacted by author]